October 31, 2006	Barbara L. Borden

T: (858) 550-6064
bordenbl@cooley.com

Rolaine Bancroft

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Venture Catalyst Incorporated

Dear Ms. Bancroft:

On behalf of Venture Catalyst Incorporated (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s request that the Company address in writing the reasons why the proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of August 25, 2006, by and among IGT, Mariposa Acquisition Corp., a direct wholly-owned subsidiary of IGT, and Venture Catalyst Incorporated (the “Merger Agreement”) and (b) the Asset Purchase Agreement, dated as of August 25, 2006, by and among Venture Catalyst Incorporated and VCAT, LLC (the “Asset Purchase Agreement”), is listed as a single proposal in the preliminary proxy statement for a special meeting of shareholders of the Company filed with the Securities and Exchange Commission on October 11, 2006 (the “Preliminary Proxy”).

Description of Rules

Rule 14a-4(a) provides that “The form of proxy:………..(3) shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters” (emphasis added).

Discussion

Reference is made to the Preliminary Proxy statement for a detailed description of the proposed merger pursuant to the Merger Agreement and the proposed divestiture of the gaming consulting services division pursuant to the Asset Purchase Agreement. The gaming consulting services division currently consists of a consulting agreement between the Company and the Barona Band of Mission Indians (the “Barona Tribe”), who own the Barona Valley Ranch Resort and Casino (the “Barona Casino”).

In the proposed merger, IGT will acquire 100% of the outstanding capital stock of the Company through a merger between the merger subsidiary and the Company and the Company will become a wholly-owned subsidiary of IGT. As described in greater detail in the Preliminary Proxy (See “The Merger: Background of the Merger”) IGT is divesting the gaming consulting services division immediately following the proposed merger because ownership of the division would put IGT into competition with many of its casino clients who directly compete with the Barona Casino. IGT required the divestiture as a condition to entering into the Merger

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Rolaine Bancroft

October 31, 2006

Page Two

Agreement and required the satisfaction of all conditions to closing the divestiture pursuant to the Asset Purchase Agreement as a condition to closing the merger. IGT as the prospective owner of the Company, including all of its assets, negotiated the divestiture of the consulting services division to VCAT, LLC, a company controlled by L. Donald Speer, the Company’s chairman of the board. The Company’s special committee determined that the divestiture was consistent with maximizing shareholder value for the Company’s shareholders because IGT is paying the shareholders in excess of the enterprise value for the entire business and IGT is accepting the financial and other risks of the divestiture. In addition, the special committee determined that the gaming services consulting division could not be sold to any other person other than an entity controlled by Mr. Speer because of the history of the relationship of Mr. Speer to the Barona Tribe, the importance of his personal role in the ongoing consulting arrangement, the need to obtain the consent of the Barona Tribe to any assignment of the consulting contract, and the concentration of revenue under the Barona consulting contract and related risks to the business.

The proposed divestiture differs from the application of Rule 14a-4(a)(3) to charter, bylaw or similar provisions in the context of mergers and acquisitions that the Securities and Exchange Commission has considered under the so-called “unbundling rule”. See Fifth Supplement to Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations. Unlike charter or bylaw amendments, which require shareholder approval under state corporate law, the divestiture of the gaming consulting services division does not require the vote of the shareholders of the Company under state corporate law or the rules of any applicable stock exchange. In the proposed merger, IGT is paying $2.58 per share (and $2.58 less the applicable exercise price for each option) or approximately $21.28 million to acquire all of the Company stock, and therefore all of its assets, including the gaming consulting services division. The sale price for the assets of the gaming consulting services division is $4.5 million. The divestiture price is approximately 21% of the total price being paid by IGT to acquire all of the Company. Therefore, the sale of the gaming consulting services division is not a sale of all, or substantially all, of the property of the Company, which would require shareholder approval under the Utah Revised Business Corporation Act. Furthermore, because the divestiture will occur immediately following the merger, the approval of the pre-merger shareholders of the Company is not required under the Utah Revised Business Corporation Act. The inclusion of the Asset Purchase Agreement is analogous to changes to bylaw provisions that can be approved by the board of directors without shareholder approval. The Telephone Interpretation indicates that unbundling is not required for bylaw amendments that can be implemented by the board under the governing instruments without a shareholder vote.

Despite the fact that the Company is not required to submit the divestiture to the shareholders for approval, the Company’s board determined that it was advisable and in the best interest of the shareholders to submit to the shareholders for approval the Merger Agreement together with the Asset Purchase Agreement because they consider the transactions as part of single plan and believe that the shareholders should have the opportunity to consider the entire plan, including the divestiture to an entry controlled by Mr. Speer. Accordingly, the board is submitting these agreements as part of a single matter pursuant to Rule 14a-4(a)(3) and would not

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Rolaine Bancroft

October 31, 2006

Page Three

separately submit the approval of the Asset Purchase Agreement to the Company shareholders if it were required to submit it as a separate proposal. In summary, IGT is acquiring all of the Company, including the gaming consulting services division in a merger transaction. Immediately following the merger, IGT will divest itself of the gaming consulting services division to an entity controlled by an affiliate of the Company. The sale of the gaming consulting services division, in itself, does not require shareholder approval under applicable law. The merger and the divestiture are viewed by the Company’s board of directors as one matter as the Company will not be able to consummate the closing of one transaction without the other. As a result, the board of directors of the Company views the approval and adoption of the Merger Agreement and Asset Purchase Agreement as one matter to be submitted to shareholders for approval pursuant to Rule 14a-4(a)(3).

Sincerely,

/s/ Barbara L. Borden
Barbara L. Borden

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM